Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

amended and restated CERTIFICATE OF INCORPORATION OF

PSYCHEMEDICS CORPORATION

Pursuant to Section 242 of the Delaware General Corporation Law, Psychemedics Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by adding the following new paragraph at the end thereof:

“Upon the effectiveness of the Certificate of Amendment of this Amended and Restated Certificate of Incorporation containing this sentence (the “Forward Effective Time”), each 1 share of the common stock, par value $.005 per share, of the corporation issued and outstanding or issued and held in the treasury of the corporation (and including each fractional share in excess of 1 share held by any stockholder) immediately prior to the Forward Effective Time (the “Forward Old Common Stock”) shall automatically, without any action on the part of the holders of the Forward Old Common Stock, be reclassified, changed and subdivided into 4,000 to 6,000 shares of common stock, par value $.005 per share, of the corporation (the “Forward New Common Stock”) (or, with respect to such fractional shares, such lesser number of shares as may be applicable based upon such ratio), the exact ratio within the 4,000-6,000 range to be determined by the Board of Directors of the corporation and publicly announced by the corporation; provided, for the avoidance of doubt, no fractional shares or interests that would have been held by a Cash Out Stockholder immediately following the Reverse Stock Split will be so reclassified, changed and subdivided as, in lieu of issuing such fractional shares or interests, the corporation has paid or will pay in cash the fair value of such fractional shares or interests.”

SECOND: On November 25, 2024, the Board of Directors of the Corporation determined that each share of the Forward Old Common Stock issued and outstanding or issued and held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be reclassified and subdivided into 5,000 validly issued, fully paid and non-assessable shares of Forward New Common Stock. The Corporation publicly announced this ratio on December 2, 2024.

THIRD: This amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law and shall become effective at 5:02 p.m., Eastern time, on December 3, 2024.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on the date set forth below.

PSYCHEMEDICS CORPORATION

By:	/s/ Brian Hullinger
Name: Brian Hullinger
Title: President and Chief Executive Officer

Date:	December 3, 2024